EXHIBIT 99.1

Re:     Update Regarding Bezeq’s General Meeting

Ramat Gan, Israel - April 3, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

As reported on March 28, 2019, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”) has recently announced about convening a general meeting, the agenda of which will include a proposed increase to Bezeq’s registered share capital.

The Company reports that it has submitted a written request to Bezeq to postpone the general meeting until further clarifications can be made to the matter and until further discussions are held.

The Company believes that reasonable time is required in order to enable all the involved parties to consider the significance and the implications of the increase to Bezeq’s registered share capital.

The Company would like an informed decision to be made with proper disclosure. Further analysis of the financing and working capital options available to Bezeq should be made and there may be other viable alternatives. The legal implications, the financing needs of Bezeq, the timetables for the proposed financing and the effect of the proposed share capital increase on the control permit should be carefully analyzed or clarified. This includes a preliminary dialogue with the appropriate regulatory bodies, with Bezeq being an “essential service” with unique implications regarding the control permit.

The Company believes that thorough discussions, economic analysis and preliminary dialogue with the appropriate regulatory bodies, it will be possible to make a more informed decision that will be presented to all of Bezeq’s shareholders. As the controlling shareholder of Bezeq, the Company believes that this request is in the best interests of all shareholders.

Notes

The market, the regulatory environment and Bezeq’s specific situation continue to remain highly volatile. In view of the latest developments, the Company wishes to clarify that it will also issue, in addition to the current reporting situation, reports according to the “Hybrid Disclosure Model” pursuant to the rules of the Israel Securities Authority

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.